Exhibit 99.11

UNITED UTILITIES HELPS DELIVER SCOTTISH WATER’S CAPITAL INVESTMENT PROGRAMME

United Utilities Contract Solutions, the group’s non-regulated infrastructure management business, has agreed terms with Scottish Water for the formation of a joint venture company, to be known as Scottish Water Solutions. It is expected that the formal signing of the joint venture agreement will be completed later this week.

Scottish Water Solutions will deliver part of Scottish Water’s four-year £1.8 billion capital investment programme up until 2006, and is a joint venture of United Utilities (in partnership with Galliford Try and Morgan Est), Scottish Water, and Stirling Water.

As a partner in Scottish Water Solutions, United Utilities will help design, build and manage more than 1,200 projects to upgrade the treatment works, water mains and sewers owned by Scottish Water. The programme will be funded by Scottish Water.

John Roberts, Chief Executive of United Utilities, said:

“We are delighted to be supporting Scottish Water in the delivery of their capital investment programme. This confirms United Utilities’ status as the major player in the UK outsourced utility infrastructure market, and further demonstrates how we are able to apply the group's core infrastructure management expertise to growth markets."

Geoff Aitkenhead, Scottish Water's Asset Management Director and Chairman of Scottish Water Solutions, said:

“Scottish Water has inherited an ageing infrastructure which is in urgent need of upgrading. Our challenge is to do in four years what some privatised English water companies achieved in ten.
“Through the economies of scale and knowledge sharing which Scottish Water Solutions brings, we can start to accelerate improvements to secure the essential water and waste water services for over 2.2 million homes and businesses across Scotland. In addition, we can progress one of the largest environmental clean-ups Scotland has seen.”

United Utilities' Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000

Simon Bielecki, Investor Relations Manager	01925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0300

Notes

United Utilities Contract Solutions applies the core infrastructure management skills of the group's licensed multi-utility business to growth markets. The business focuses on opportunities in the UK and Central and Eastern Europe, and currently serves over 10 million people.

Stirling Water includes Thames Water, Kellogg Brown and Root, MJ Gleeson and Alfred McAlpine.